Kathleen M. Nichols

T +1 617 854 2418

Kathleen.nichols@ropesgray.com

January 11, 2017

BY EDGAR AND E-MAIL

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Dominic Minore

Re:	NexPoint Opportunistic Credit Fund (the “Registrant” or the “Buying Fund”)
Responses to Comments on Form N-14/A
Securities Act of 1933 File No. 333-214372

Mr. Minore:

This letter provides the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the pre-effective amendment to Registrant’s registration statement on Form N-14 that was filed with the SEC on December 21, 2016 (the “First Amendment”) and the Registrant’s correspondence regarding the First Amendment filed on December 21, 2016 (the “December 21 Correspondence”). Summaries of the Staff’s comments and the Registrant’s responses on the First Amendment are set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the First Amendment. These responses will be reflected in an amendment to the registration statement on Form N-14 that will be filed with the SEC on or about January 11, 2017 (the “Second Amendment”).

1.	The Staff acknowledges the Registrant’s response to Comment No. 21 in the December 21 Correspondence. Please confirm supplementally that the Selling Fund’s expense limitation agreement explicitly contemplates recoupment of certain expenses under the Expense Cap, as disclosed in various locations throughout the First Amendment, and revise the related disclosure in the First Amendment to clarify that NexPoint, as the Buying Fund’s adviser, may recoup amounts waived or reimbursed by Highland, the Selling Fund’s adviser following the merger. Additionally, please disclose the actual dollar amount of expenses subject to recoupment and the expiration date of such recoupment as of the most recent practicable date in the Second Amendment, and clarify that any carryover amounts subject to recoupment are limited to the lesser of the expense limitation in effect at the time such fees are waived or reimbursed and the expense limitation in effect at the time of recoupment.

Response: The Registrant confirms that the recoupment of certain expenses under the Selling Fund’s Expense Limitation, as outlined in the First Amendment, is contemplated by the Selling Fund’s expense limitation agreement. Disclosure relating to recoupment of expenses by NexPoint following the Reorganization throughout the First Amendment will be revised as follows:

Any amounts waived or reimbursed by Highland under the Expense Cap that are subject to recoupment as of the date of the Reorganization will be ~~carried over by the Buying Fund~~ subject to recoupment by NexPoint, the Buying Fund’s adviser, following the Reorganization. The total amounts subject to recoupment as of December 31, 2016 are $501,010, $388,222 and $147,812 expiring during the fiscal years ended June 30, 2018, June 30, 2019, and June 30, 2020, respectively, provided that the Buying Fund’s total annual operating expenses, including such amounts, do not exceed the lesser of the Expense Limitation at the time of the original waiver or expense reimbursement and the Expense Limitation at the time of recoupment. ~~June 30, 2016 is available in the Fund’s most recent annual report.~~

2.	The Staff acknowledges the Registrant’s response to Comment No. 22 in the December 21 Correspondence and requests that the revised language suggested by the Registrant be amended as follows:

The Buying Fund will be subject to an expense limitation agreement that will limit the Buying Fund’s total annual operating expenses (exclusive of distribution fees, dividend expenses on short sales, brokerage commissions and other transaction costs, acquired fund fees and expenses, taxes, litigation expenses and extraordinary expenses (collectively, the “Excluded Expenses”)) to 0.90% of the Buying Fund’s average daily net assets through at least the later of February 28, 2018 or one year following the close of the Reorganization (the “Expense Limitation”). Under the expense limitation agreement, NexPoint may recoup amounts waived and/or reimbursed with respect to the Buying Fund within three years of the end of the fiscal quarter in which such amounts were waived or reimbursed, provided the Buying Fund’s total annual operating expenses, including such recoupment, do not exceed the lesser of the Expense Limitation at the time of the original waiver or expense reimbursement and the Expense Limitation at the time of recoupment ~~or reimbursement~~.

Response: The requested change will be made.

3.	The Staff acknowledges the Registrant’s response to Comment No. 23 in the December 21 Correspondence and requests that, since the Registrant reserves the right to invest in companies that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act under certain circumstances, corresponding disclosure be added to the Second Amendment.

Response: The following language will be added to the Second Amendment:

The Buying Fund’s investments in companies that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act (‘private funds”), such as hedge funds, will be limited to no more than 15% of the Buying Fund’s total net assets. This limitation does not apply to any collateralized loan obligations (“CLOs”), certain of which may rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

4.	The Staff notes that it has reviewed the Registrant’s response to Comment No. 26 in the December 21 Correspondence regarding the treatment of debt obligations held by the Buying Fund that are later converted to equity in connection with the restructuring of such debt obligations for purposes of the Buying Fund’s 80% Test, however, the Staff continues to believe that such securities may not be counted toward the Buying Fund’s 80% Test as it is currently articulated. Accordingly, Comment No. 26 is re-issued. Please remove language stating that such securities will be treated as debt obligations for purposes of the Buying Fund’s 80% Policy. Additionally, please provide supplementally on a pro forma basis the amount that the Registrant has invested in credit instruments as of the date of this response.

Response: The referenced language will be removed from the Second Amendment and replaced with the following:

Because the Buying Fund held no securities as of the date of the Reorganization, the Buying Fund will treat securities it receives in connection with the Reorganization as having been acquired as of the time such securities were purchased by the Selling Fund (which will be the survivor of the Reorganization for accounting purposes) in applying its compliance policies and procedures (including the Buying Fund’s policy of investing at least 80% of the value of its total assets under normal circumstances in credit instruments).

As of the date of this response, the Registrant had invested a total of approximately 80.76% of its total assets in credit instruments on a pro forma basis.

5.	Please ensure that each risk included in the bullet point list on the cover of the prospectus included in the Registrant’s registration statement on Form N-2, filed with the SEC on October 31, 2016 (Accession No. 0001193125-16-753779), is included in the section “Comparison of Principal Risks” in the Second Amendment.

Response: The following disclosure will be added to the “Comparison of Principal Risks section in the Second Amendment:

The Buying Fund is newly organized, and its shares have no history of public trading. In addition, investors should understand that:

•	the Buying Fund does not currently intend to list its shares on any securities exchange;

•	there is no secondary market for the Buying Fund’s shares, and the Buying Fund does not expect that such a market will develop at this time; and

•	your investment in the Buying Fund will be illiquid.

Before investing, you should therefore consider the following factors:

•	You may not have access to the money you invest for an extended period of time;

•	You may not be able to sell your shares at the time of your choosing regardless of how the Buying Fund performs.

•	Because you may not be able to sell your shares at the time of your choosing, you may not be able to reduce your exposure in a market downturn.

•	An investment in the Buying Fund may not be suitable for investors who may need the money they invested in a specified timeframe.

•	The amount of distributions that the Buying Fund may pay, if any, is uncertain.

•	The Buying Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Buying Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Buying Fund’s affiliates that are subject to repayment by investors. All or a portion of a distribution may consist of a return of capital. Because a return of capital may reduce a shareholder’s tax basis, it will increase the amount of gain or decrease the amount of loss on a subsequent disposition of the shareholder’s shares.

6.	The Staff acknowledges the Registrant’s response to Comment No. 42. Please add the updated disclosure regarding the Expense Limitation to which the Buying Fund will be subject, as well as a discussion of any recoupment provisions, to the Pro Forma Financial Statements of the Buying Fund.

Response: The requested change will be made. The referenced language will be revised as follows:

Currently, the Selling Fund’s management fee is 1.00% of its average daily managed assets and the Buying Fund’s management fee is 1.25% of its average daily managed assets. Although the gross advisory fee and expenses borne by Selling Fund shareholders will increase as a result of the Reorganization, the Buying Fund will be subject to a expense limitation agreement with NexPoint that will limit the Buying Fund’s total annual operating expenses (exclusive of Excluded Expenses) to 0.90% of the Buying Fund’s average daily net assets through at least ~~[December 30, 2017]~~ the later of February 28, 2018 or one year following the close of the Reorganization (the “Expense Limitation”). Under the expense limitation agreement, NexPoint may recoup amounts waived and/or reimbursed with respect to the Buying Fund within three years of the date on which such amounts were waived or reimbursed, provided the Buying Fund’s total annual operating expenses, including such recoupment, do not exceed the lesser of the Expense Limitation at the time of the original waiver or expense reimbursement and the Expense Limitation at the time of recoupment. After giving effect to this Expense Limitation, the Buying Fund’s net expenses are expected to be equal to or lower than those of the Selling Fund for that one-year period, but may be higher following that one-year period, as the expense limitation agreement will expire on the later of February 28, 2018 or one year following the close of the Reorganization, and NexPoint may, but is under no obligation to, renew the expense limitation agreement at such time~~. The operating expenses borne by the Selling Fund shareholders are not expected to increase after the Reorganization~~, as described in detail in the Proxy Statement/Prospectus under “Reorganization Proposals—Summary—Fees and Expenses.” ~~After giving effect to this expense limitation, the Buying Fund’s net expenses are expected to be equal to or lower than those of the Selling Fund for that one-year period, but may be higher following that one-year period, as explained in more detail in the section entitled “Fees and Expenses” in the Proxy Statement/Prospectus.~~ Any amounts waived or reimbursed by Highland under the Selling Fund’s current Expense Cap that are subject to recoupment as of the date of the Reorganization will be subject to recoupment by NexPoint, the Buying Fund’s adviser, following the Reorganization. The total amounts subject to recoupment as of December 31, 2016 are $501,010, $388,222 and $147,812 expiring during the fiscal years ended June 30, 2018, June 30, 2019, and June 30, 2020, respectively, provided that the Buying Fund’s total annual operating expenses, including such amounts, do not exceed the lesser of the Expense Limitation at the time of the original waiver or expense reimbursement and the Expense Limitation at the time of recoupment.

7.	In the response to the seventh Q&A in the First Amendment, please include the total net expense ratio for each class of the Selling Fund and the Buying Fund after taking any expense limitations or fee waivers into account.

Response: The following disclosure will be added to the seventh Q&A:

After taking expense limitations into account, the Selling Fund’s total annual net operating expenses for Class A shares, Class C shares and Class Z shares are 1.53%, 2.03% and 1.18%, respectively, whereas the Buying Fund’s total annual net operating expense for Class A shares, Class C shares and Class Z shares are 1.20%, 1.95% and 0.95%, respectively.

8.	In response to the ninth Q&A in the First Amendment, please include the total net expense ratio for each class of the Selling Fund and the Buying Fund after taking any expense limitations or fee waivers into account and please disclose the increased sales charges and the repurchase fee that may be charged by the Buying Fund.

Response: The following disclosure will be added to the ninth Q&A:

After taking expense limitations into account, the Selling Fund’s total annual net operating expenses for Class A shares, Class C shares and Class Z shares are 1.53%, 2.03% and 1.18%, respectively, whereas the Buying Fund’s total annual net operating expense for Class A shares, Class C shares and Class Z shares are 1.20%, 1.95% and 0.95%, respectively.

[…]

In addition, the maximum sales charge imposed on purchases by the Selling Fund is 3.50%, whereas the maximum sales charge imposed on purchases by the Buying Fund is 5.75%. The Buying Fund may also impose a contingent deferred sales charge of 1% on Class A and Class C shares under certain circumstances, and, though it does not currently charge a repurchase fee to its shareholders, is permitted to charge a repurchase fee of up to 2% of the proceeds of a shareholder’s repurchase.

9.	Please remove the following language from Section E of the Proxy Statement/Prospectus in the Second Amendment:

Investments that are initially credit investments but are at a later date restructured into an equity investment, without any additional capital committed by the Fund, will continue be counted as credit instruments for purposes of the Fund’s 80% Policy.

Response: As discussed in response to Comment No. 4 above, the Registrant will revise the referenced disclosure as follows:

~~Investments that are initially credit investments but are at a later date restructured into an equity investment, without any additional capital committed by the Fund, will continue be counted as credit instruments for purposes of the Fund’s 80% Policy.~~ Because the Fund held no securities as of the date of the reorganization of Highland Opportunistic Credit Fund into the Fund (the “Reorganization”), the Fund will treat securities it receives in connection with the Reorganization as having been acquired as of the time such securities were purchased by Highland Opportunistic Credit Fund (which will be the survivor of the Reorganization for accounting purposes) in applying its compliance policies and procedures (including the Fund’s policy of investing at least 80% of the value of its total assets under normal circumstances in credit instruments).

10.	Please revise all references to high-yield securities throughout the First Amendment to include the term “junk securities.”

Response: The requested change will be made in the Second Amendment.

11.	Please remove the following disclosure from Section E of the Proxy Statement/Prospectus in the First Amendment, as we believe it is potentially misleading, as certain tranches of a CDO may involve greater risk than the underlying assets themselves prior to securitization.

On this basis, marketable securities are issued which, due to the diversification of the underlying risk, are generally considered to represent a lower level of risk than the original assets.

Response: The requested change will be made in the Second Amendment.

12.	The Staff acknowledges the Registrant’s response to Comment 29. Please revise the referenced disclosure as follows, as the inclusion of mitigating disclosure within risk disclosure should be avoided.

Risk of Increased Expenses Following the Reorganization. Although the gross advisory fee and expenses borne by Selling Fund shareholders will increase as a result of the Reorganization, the Buying Fund will be subject to an expense limitation agreement with NexPoint that will limit the Buying Fund’s total annual operating expenses ~~(exclusive of distribution fees, dividend expenses on short sales, brokerage commissions and other transaction costs, acquired fund fees and expenses, taxes, litigation expenses and extraordinary expenses (collectively, the “Excluded Expenses”))~~ to 0.90% of the Buying Fund’s average daily net assets through at least the later of February 28, 2018 or one year following the close of the Reorganization (the “Expense Limitation”). Under the expense limitation agreement, NexPoint may recoup amounts waived and/or reimbursed with respect to the Buying Fund within three years of the date on which such amounts were waived or reimbursed, provided the Buying Fund’s total annual operating expenses, including such recoupment, do not exceed the lesser of the Expense Limitation at the time of the original waiver or expense reimbursement and the Expense Limitation at the time of recoupment or reimbursement. After giving effect to this Expense Limitation, the Buying Fund’s net expenses are expected to be equal to or lower than those of the Selling Fund for that one-year period, but may be higher following that one-year period, as the expense limitation agreement will expire on the later of February 28, 2018 or one year following the close of the Reorganization, and NexPoint may, but is under no obligation to, renew the expense limitation agreement at such time.

Response: The requested change will be made in the Second Amendment.

*        *        *

Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 854-2418 or kathleen.nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Brian Mitts, Executive Vice President, Principal Financial Officer and Principal Accounting Officer
Brian D. McCabe, Ropes & Gray LLP
Sarah H. McLaughlin, Ropes & Gray LLP